United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 2, 2018

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

2 November 2018

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)

Transactions in Own Shares

The Company announces that it has purchased the following number of its ordinary shares of EUR 0.01 each through Credit Suisse Securities (USA) LLC. The purchased shares have all been cancelled.

These share purchases form part of the Company's existing buyback programme, as announced on 12 September 2018, in accordance with the authority granted by shareholders at the Company’s Annual General Meeting on 31 May 2018 (the "Buyback Programme"). The Company will make further announcements in due course following the completion of any further purchases pursuant to the Buyback Programme.

USX purchases

Daily aggregated information by trading venue

Date of purchase	Aggregate number of ordinary shares of EUR 0.01 each purchased	Lowest price paid per share (USX)	Highest price paid per share (USX)	Volume weighted average price paid per share (USX)	Trading venue
26 October 2018	3,990	42.98	44.23	43.953559	CBOE BZX Equity Exchange (“BATS”)
26 October 2018	300	44.17	44.2	44.183333	Boston Stock Exchange (“BSE”)
26 October 2018	600	43.2	43.2	43.200000	BATS Global Markets Secondary Exchange (“BYX”)
26 October 2018	8,185	43.22	44.25	43.884655	CFX Alternative Trading (“CFX”)
26 October 2018	600	43.79	44.2	43.978333	IEX (“IEXG”)
26 October 2018	14,444	42.98	44.25	43.699745	NASDAQ
26 October 2018	300	43.92	44.2	44.090000	NYSE National Exchange (“NSX”)
26 October 2018	148,666	42.96	44.28	43.710543	New York Stock Exchange (“NYSE”)
26 October 2018	11,815	42.98	44.25	43.730660	OTC Markets (“OTC”)
26 October 2018	1,100	43.29	44.25	43.782727	NYSE Arca (“PSE”)
26 October 2018	400	43.14	44.25	43.940000	CBOE EDGA Equity Exchange (“XDEA”)
29 October 2018	5,086	44.28	45.12	44.608958	BATS
29 October 2018	1,800	44.29	44.86	44.514444	BSE
29 October 2018	1,545	44.29	44.86	44.458835	BYX
29 October 2018	1,650	44.61	45.09	44.792121	CFX

29 October 2018	312	44.37	44.77	44.587949	IEXG
29 October 2018	7,121	44.29	44.98	44.692341	NASDAQ
29 October 2018	1,000	44.36	44.86	44.536000	NSX
29 October 2018	175,106	44.28	45.19	44.806215	NYSE
29 October 2018	15,850	44.43	45.14	44.813691	OTC
29 October 2018	100	44.37	44.37	44.370000	Nasdaq PSX (“PHLX”)
29 October 2018	2,730	44.29	44.92	44.596703	PSE
29 October 2018	1,000	44.29	44.44	44.369000	XDEA
29 October 2018	1,700	44.37	44.94	44.552941	XDEX
30 October 2018	1,800	44.62	45.09	44.914444	BATS
30 October 2018	1,705	44.8	45	44.978856	BSE
30 October 2018	604	44.76	45	44.944801	BYX
30 October 2018	3,486	44.68	45	44.850402	CFX
30 October 2018	710	44.795	44.98	44.928873	IEXG
30 October 2018	93	44.72	44.72	44.720000	MSE
30 October 2018	100,428	44.63	45.1	44.901993	NASDAQ
30 October 2018	800	44.7	44.98	44.918750	NSX
30 October 2018	4,702	44.64	45	44.878601	NYSE
30 October 2018	20,084	44.62	45.11	44.917235	OTC
30 October 2018	3,607	44.7	45.02	44.949820	PSE
30 October 2018	681	44.68	44.98	44.888495	XDEA
30 October 2018	1,300	44.62	45	44.879231	XDEX
31 October 2018	3,756	45.49	45.85	45.572268	BATS
31 October 2018	1,400	45.5	45.69	45.604286	BSE
31 October 2018	300	45.5	45.63	45.586667	BYX
31 October 2018	1,800	45.01	45.73	45.383889	CFX
31 October 2018	100	45.69	45.69	45.690000	IEXG
31 October 2018	134,737	44.98	46.05	45.591768	NASDAQ
31 October 2018	300	45.5	45.63	45.586667	NSX
31 October 2018	8,408	45.15	45.69	45.502581	NYSE
31 October 2018	23,400	44.98	45.97	45.550726	OTC
31 October 2018	19,849	45.49	45.73	45.507723	PSE
31 October 2018	150	45.63	45.66	45.650000	XDEA
31 October 2018	800	45.5	45.63	45.516250	XDEX
1 November 2018	34	45.88	45.88	45.880000	BSE
1 November 2018	2,600	45.835	45.875	45.836538	IEXG
1 November 2018	181,866	45.69	45.985	45.841609	NYSE
1 November 2018	22,384	45.815	45.835	45.824278	OTC
1 November 2018	16	45.83	45.83	45.830000	PSE
1 November 2018	100	45.83	45.83	45.830000	XDEX

Transaction details

The table below contains detailed information of the individual USX trades made by Credit Suisse Securities (USA) LLC as part of the Buyback Programme.

Schedule of purchases

Shares purchased:	Coca-Cola European Partners plc, (ISIN: GB00BDCPN049)
Dates of purchases:	26, 29, 30 and 31 October, and 1 November
Investment firm:	Credit Suisse Securities (USA) LLC

Individual transactions

A full breakdown of the individual transactions can be viewed at: https://www.ccep.com/system/file_resources/4321/181102_Weekly_Buyback_Programme_trade_details_calcs_Cover_page.pdf

COCA-COLA EUROPEAN PARTNERS PLC
Paul van Reesch
Deputy Company Secretary
+44 (0) 1895 231 313

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: November 2, 2018	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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